 Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: December 12, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the  Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

PRESS RELEASE

Milan 12 December 2015 - Telecom Italia acknowledges the position of Vivendi S.A. in respect of the proposal for the conversion of its savings shares as set out in yesterday's press release, and notes, in particular, that:

•        The transaction was proposed by the Board of Directors in order to pursue the interests of the Company and all the holders of both its ordinary and savings shares. The terms of the proposal, available since 5 November 2015, were determined with the support of two advisors of indisputable standing, Citi and EQUITA (also approved by the independent directors), and are comparable to those of the many and recent precedents;

•        The Board deemed it advisable to finalize the conversion proposal, which had been thoroughly considered in recent months, in a market situation that appeared particularly favourable. The conversion proposal, which the market had prompted for some time, was met with widespread appreciation from financial analysts, as confirmed by the performance of the shares on the stock market;

•        In proposing this resolution the Company strictly complied with applicable disclosure requirements toward all relevant stakeholders, with the dissemination of the documents required by current regulations.

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Telecom Italia, having acted on this, as on every other occasion, in the best interests of its shareholders, and pursuant to applicable law, refers the decision to authorise the proposed conversion transaction to the competent Shareholders' Meetings.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it